
March 28, 2014

Via E-mail
William E. Hitselberger
Chief Financial Officer
Tower Group International, Ltd.
Bermuda Commercial Bank Building
19 Par-la-Ville Road
Hamilton, HM 11

     Re: Tower Group International, Ltd.
              Form 10-Q for the Quarterly Period Ended September 30, 2013
              Filed February 12, 2014
              File No. 001-35834

Dear Mr. Hitselberger:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Joel Parker

                                       Joel Parker
                                       Accounting Branch Chief